

November 30, 2011

Karen Mannix
President, Chief Executive Officer and Director
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, Nevada 89012

> **Re: New Day Financial Management, Inc.**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **Filed November 10, 2011**
> **File No. 333-166801**

Dear Ms. Mannix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   On the cover page, you indicate that transferees, pledges, and donees may sell shares using this prospectus. On page 12, you disclose that a prospectus supplement would be filed only if a recipient could sell over 500 shares. Please refer to Question 220.04 of the Division's CDIs located at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm for guidance and revise your disclosure accordingly.

2.   Please provide updated financial statements in your next amendment.

Summary Financial Information, page 6

3.   We note your response to prior comment 6. Similarly, please revise your balance sheet data within the summary financial information so that the sum of liabilities and equity will equal your assets as of December 31, 2010.

Dependence on One or a Few Major Customers, page 17

4.   Please revise to identify your major customers or advise. Also, please revise your MD&A to clarify whether the revenues disclosed were from recurring customers or new customers in the periods discussed.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Income taxes, page 29

5.   We note your response to prior comment 5. Please remove or modify the disclosure which currently states that no income tax expense has been incurred as of December 31, 2010 and 2009 as your income statement includes income tax expenses of $3,137 for the year ended December 31, 2010.

Management's Discussion and Plan of Operation, page 40

Plan of Operation, page 42

6.   We note your response to prior comment 8 and we reissue that comment in part. Please revise to update your disclosure in this section considering we are currently in the fourth quarter of 2011. For example purposes only, we note you indicate on page 43 that the completion of your website has been delayed until the third quarter of 2011.

Phase III: Long-Term Expansion Plans

Attract third-party consultants to assist in servicing clients, page 44

7.   Please revise your disclosure to indicate when you anticipate hiring third-party consultants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Randall V. Brumbaugh, Esq.
       Via *facsimile*: (626) 335-7750